Exhibit 99.2

SCHEDULE 51-102F3

Material Change Report

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)
481 Rue Brassard
Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

April 17, 2023

3.	News Release

A news release, in French and English versions, was issued on April 17, 2023, through Business Wire and filed on SEDAR and EDGAR.

4.	Summary of Material Change

The Corporation announced Closing of US$22 Million Public Offering of Common Shares in the United States and Canada.

5.	Full Description of Material Change

5.1	Full Description of Material Change

The Corporation announced that it has closed its previously announced underwritten public offering (the “Offering”) of 4,850,000 of its common shares (the “Common Shares”) at a price of US$4.55 per Common Share for aggregate gross proceeds of approximately US$22 million. The Offering was conducted on a bought deal basis through a syndicate of underwriters led by BMO Capital Markets and Cormark Securities Inc. In consideration for the services rendered by the underwriters, the Corporation has agreed to pay the underwriters a cash fee equal to 6% of the gross proceeds of the Offering.

The net proceeds of the Offering will be used to bring the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project to a final investment decision and project financing. Some of the net proceeds will be used as well for the development of the Uatnan Mining Project and for general working capital and corporate expense needs.

In connection with the Offering, the Corporation has filed a final prospectus supplement (the “Prospectus Supplement”) to the Corporation’s existing base shelf prospectus dated May 19, 2021, as amended by the Amendment No. 1 dated January 19, 2022, filed in Canada (the “Base Shelf Prospectus”) and the Corporation's United States registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada. The Offering was made in the United States and in each of the provinces of Canada. The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important information about the Corporation and the Offering. Investors should read the Prospectus Supplement, the Base Shelf Prospectus, the Registration Statement and the documents incorporated by reference therein before making an investment decision. The Prospectus Supplement filed in Canada (together with the related Base Shelf Prospectus) is available on SEDAR at www.sedar.com. The Prospectus Supplement filed in the United States (together with the Registration Statement) is available on the SEC’s website at www.sec.gov. Alternatively, the Prospectus Supplement filed in Canada (together with the related Base Shelf Prospectus) and the Prospectus Supplement filed in the United States (together with the Registration Statement) may be obtained upon request from the following sources: in Canada from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario L6S 6H2 by telephone at 905-791-3151 Ext 4020 or by email at torbramwarehouse@datagroup.ca; and in the United States from BMO Capital Markets Corp. at 151 W 42nd Street, 32nd Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.

This material change report does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities being offered and the contents of this material change report have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Ms. Josée Gagnon
Vice President – Legal Affairs and Secretary
Telephone: (450) 757-8905

9.	Date of Report

April 20, 2023